UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-33655

Paragon Shipping Inc.

(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 1 to this Report on Form 6-K is the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine-month periods ended September 30, 2015 and 2014 of Paragon Shipping Inc. (the “Company”) and unaudited interim condensed consolidated financial statements of the Company for the nine-month periods ended September 30, 2015 and 2014, and the accompanying notes thereto.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-192517) filed with the U.S. Securities and Exchange Commission with an effective date of January 8, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine-month periods ended September 30, 2015 and 2014. Unless otherwise specified herein, references to the “Company”, “we” or “our” shall include Paragon Shipping Inc. and its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission on April 17, 2015 (the “Annual Report”). This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are Paragon Shipping Inc., a company incorporated in the Republic of the Marshall Islands in April 2006 to provide ocean going transportation services worldwide. We are a provider of international seaborne transportation services, carrying various drybulk cargoes including iron ore, coal, grain, bauxite, phosphate and fertilizers. We commenced operations in December 2006 and completed our initial public offering in August 2007.

Our current fleet consists of two Panamax and four Handysize drybulk carriers. Furthermore, we have in place five newbuilding contracts consisting of two Ultramax drybulk carriers and three Kamsarmax drybulk carriers with scheduled deliveries in the first quarter of 2016.

Vessel Management

Allseas Marine S.A. (“Allseas”) and Seacommercial Shipping Services S.A. (“Seacommercial”) are responsible for all commercial and technical management functions for our fleet, pursuant to long-term management agreements between Allseas, Seacommercial and each of our vessel-owning subsidiaries. Allseas and Seacommercial also provide commercial and technical management services for the fleet of Box Ships Inc. (OTCQX:TEUFF) (“Box Ships”). Allseas and Seacommercial are controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou.

We primarily employ our vessels in the spot charter market, on short-term time charters or on voyage charters, ranging from ten days to three months. However, depending on the time charter market, we may decide from time to time to employ our vessels on medium to long-term time charters. Most of our vessels are currently employed on fixed-rate time charters with expirations ranging from January to May 2016.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

•	Available days. We define available days as the number of calendar days in a period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

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•	Operating days. We define operating days as the total available days in a period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days. The shipping industry uses operating days to measure the number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, vessel upgrades, vessel positioning, dry-dockings or special or intermediate surveys.

•	Charter contracts. A period time charter and a trip time charter are generally contracts to charter a vessel for a specific period of time at a set daily rate. Under period time charters and trip time charters, the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross time charter revenues. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. In the case of a spot market voyage charter, the vessel owner pays voyage expenses (less specified amounts, if any, covered by the voyage charterer), commissions on gross revenues and vessel operating expenses. Whether our vessels are employed on time charters or on voyage charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Fluctuations in time charter rates are influenced by changes in spot market rates.

Charter Revenues

Charter revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters. These, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the shipping market and other factors affecting the charter rates for our vessels.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. Future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Voyage Expenses

Our voyage expenses exclude commissions and consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers and bunkers consumed during off-hire periods and while traveling to and from dry-docking.

Vessel Operating Expenses

Our vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. We anticipate that our vessel operating expenses, which generally represent fixed costs, will fluctuate based primarily upon the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and difficulty in obtaining crew, may also cause these expenses to increase.

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Dry-docking Expenses

Dry-docking costs relate to the regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with the regulations, the environmental laws and the international shipping standards. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, the shipyard availability, the local availability of manpower and material and the billing currency of the yard. We expense dry-docking costs as incurred.

Management Fees - Related Party

Management fees represent fees paid to Allseas in accordance with our management agreements and accounting agreement, which are discussed in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Management Agreements” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Accounting Agreement” of our Annual Report for the year ended December 31, 2014.

Furthermore, in order to incentivize Allseas’ continued services to us, on November 10, 2009, we entered into a tripartite agreement with Allseas and Loretto Finance Inc. (“Loretto”), a wholly-owned subsidiary of Allseas, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than the common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. The fair value of the shares issued to Loretto is deemed share-based compensation for management services and is charged to earnings and recognized in paid-in-capital on the date we become liable to issue the shares. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Agreement with Loretto” of our Annual Report for the year ended December 31, 2014.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives. The estimated useful life of our vessels is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less estimated residual value. Refer to “Item 5. Operating and Financial Review and Prospects–A. Operating Results–Critical Accounting Policies and Estimates–Vessel Depreciation” of our Annual Report for the year ended December 31, 2014.

General and Administrative Expenses

General and administrative expenses include fees payable under our administrative and executive services agreements with Allseas, which are discussed in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Administrative Services Agreement” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Executive Services Agreement” of our Annual Report for the year ended December 31, 2014. In addition, general and administrative expenses include directors’ fees, office rent, traveling expenses, communications, directors and officers insurance, legal, auditing, investor relations and other professional expenses and reflect the costs associated with running a public company.

Furthermore, our general and administrative expenses include share-based compensation. For more information on the non-vested share awards issued as incentive compensation under our Equity Incentive Plan, please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Equity Incentive Plan” of our Annual Report for the year ended December 31, 2014.

Interest and Finance Costs

We have incurred interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We also expect to incur financing costs and interest expenses under our current and future credit facilities in connection with debt incurred to finance future acquisitions, as market conditions warrant. In addition, we have incurred and expect to incur interest expenses relating to our issued and outstanding senior unsecured notes due 2021 that bear interest at a rate of 8.375% per year (“Unsecured Notes”).

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Selected Information

The following tables present selected unaudited consolidated financial and other data of the Company for the nine months ended September 30, 2014 and 2015 and as of December 31, 2014 and September 30, 2015, derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. All amounts are expressed in United States Dollars, except for fleet data.

	Nine Months Ended September 30,
	2014	2015
STATEMENTS OF COMPREHENSIVE LOSS DATA
Net revenue	39,298,151	26,925,451
Operating loss	(29,033,893)	(86,949,850)
Net loss	(41,574,009)	(95,206,653)
Loss per Class A common share, basic and diluted	(1.78)	(3.83)

OTHER FINANCIAL DATA
Net cash used in operating activities	(3,728,586)	(5,715,103)
Net cash (used in) / from investing activities	(65,598,491)	17,738,415
Net cash from / (used in) financing activities	57,014,145	(15,161,305)
Net decrease in cash and cash equivalents	(12,312,932)	(3,137,993)

	December 31,	September 30,
	2014	2015
BALANCE SHEET DATA
Total assets	456,604,166	292,710,957
Total liabilities	234,203,623	164,620,116
Total shareholders’ equity	222,400,543	128,090,841

	Nine Months Ended September 30,
	2014	2015
FLEET DATA
Calendar days for fleet	3,816	4,104
Available days for fleet	3,755	4,065
Operating days for fleet	3,712	4,013

Average number of vessels (1)	14.0	15.0
Number of vessels at end of period	14	12

Fleet utilization (2)	98.9%	98.7%
AVERAGE DAILY RESULTS
Vessel operating expenses (3)	4,286	4,151
Management fees - related party (4)	1,280	928
General and administrative expenses (5)	1,320	1,089

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.
(2)	Fleet utilization is the percentage of time that our vessels were available for generating revenue and is determined by dividing operating days by available days of our fleet for the relevant period.
(3)	Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

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(4)	Daily management fees - related party are calculated by dividing management fees - related party by fleet calendar days for the relevant time period.
(5)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

Results of Operations

Nine months ended September 30, 2015 and 2014

The average number of vessels in our fleet was 15.0 for the nine months ended September 30, 2015, compared to 14.0 for the nine months ended September 30, 2014. The following analysis discusses the primary drivers of the differences between these periods.

•	Charter revenue—Charter revenue was $28.7 million for the nine months ended September 30, 2015, compared to $41.7 million for the same period in 2014. The increase in the average number of vessels in our fleet and the corresponding increase in the number of operating days of our fleet from 3,712, for the nine months ended September 30, 2014, to 4,013, for the nine months ended September 30, 2015, were offset by the decrease in the charter rates earned by the vessels period over period as a result of the lower contracted rates due to the continued weakness in the drybulk market. After deducting commissions of $1.7 million, we had net revenue of $26.9 million for the nine months ended September 30, 2015, compared to $39.3 million net revenue, after deducting commissions of $2.4 million, for the nine months ended September 30, 2014.

•	Voyage expenses—Voyage expenses amounted to $5.8 million for the nine months ended September 30, 2015, compared to $10.9 million for the same period in 2014. The decrease in our voyage expenses mainly reflects a decrease of $3.7 million in the bunkers consumed during off-hire periods, vessel positioning and traveling to and from dry-docking, net of gains or losses from the sale of bunkers to charterers, a decrease of $0.8 million in port charges and other related expenses for our vessels that were employed on voyage charters during the nine months ended September 30, 2015 and 2014, and a decrease of $0.6 million in extra war risk insurances.

•	Vessel operating expenses—Vessel operating expenses amounted to $17.0 million, or $4,151 per vessel per day, for the nine months ended September 30, 2015, compared to $16.4 million, or $4,286 per vessel per day, for the nine months ended September 30, 2014. The increase in the operating expenses mainly reflects the increase in the average number of our vessels from 14.0 vessels for the nine months ended September 30, 2014, to 15.0 vessels for the nine months ended September 30, 2015. The decrease in the daily vessel operating expenses is due to the Company’s cost control efficiency and the economies of scale of having a larger fleet. The decrease is also due to a favorable impact of the Euro / U.S. dollar exchange rate fluctuations.

•	Dry-docking expenses—We incurred an aggregate of $0.8 million in dry-docking expenses for the nine months ended September 30, 2015, compared to $2.2 million for the nine months ended September 30, 2014. Three of our Panamax vessels were dry-docked during the first nine months of 2014, while one of our Panamax and one of our Supramax vessels underwent dry-docking during the same period in 2015, resulting in lower dry-docking costs.

•	Management fees - related party—We incurred an aggregate of $3.8 million, or $928 per vessel per day, in management fees for the nine months ended September 30, 2015, compared to an aggregate of $4.9 million, or $1,280 per vessel per day, in management fees for the nine months ended September 30, 2014. The decrease in management fees mainly reflects the share based compensation of $0.9 million that was recorded in the nine months ended September 30, 2014, relating to the award of shares to Allseas, in line with the agreement with Loretto, as described in “Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions–Agreements with Our Managers–Agreement with Loretto” of our Annual Report for the year ended December 31, 2014. There were no such awards for the nine months ended September 30, 2015. The decrease in management fees was offset by the increase in the average number of vessels in our fleet period over period and the corresponding increase in the number of calendar days of our fleet.

•	Depreciation—Depreciation of vessels for the nine months ended September 30, 2015 amounted to $13.8 million, compared to $13.4 million for the nine months ended September 30, 2014, reflecting the increase in the average number of vessels in our fleet for the nine months ended September 30, 2015, compared to the nine months ended September 30, 2014.

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•	General and administrative expenses—General and administrative expenses for the nine months ended September 30, 2015 were $4.5 million, compared to $5.0 million in general and administrative expenses for the nine months ended September 30, 2014. The $0.5 million decrease was mainly due to a favorable impact of the Euro / U.S. dollar exchange rate fluctuations.

•	Loss related to assets held for sale—Loss related to assets held for sale for the nine months ended September 30, 2015 of $47.6 million mainly relates to the write down to fair value less cost to sell of the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, following their classification as assets held for sale as of June 30, 2015 (refer to Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere herein).

•	Impairment loss—Impairment loss for the nine months ended September 30, 2015 of $20.0 million relates to the write down to fair value of the contract price of the five newbuilding drybulk carriers (refer to Notes 5 and 10 to our unaudited interim condensed consolidated financial statements included elsewhere herein), due to the assessment of their sale as probable. Impairment loss for the nine months ended September 30, 2014 of $15.7 million relates to the write down to fair value of the contract price of the 4,800 TEU containership newbuilding, which was sold to an unrelated third party in May 2014.

•	(Gain) / loss from sale of assets—The loss of $0.1 million for the nine months ended September 30, 2015 relates to the loss on the sale of the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas that was concluded on July 27, 2015. The gain of $0.4 million for the nine months ended September 30, 2014 relates to the gain on the sale of the 4,800 TEU containership newbuilding that was concluded on May 23, 2014.

•	(Gain) / loss from marketable securities, net—Loss from marketable securities, net, for the nine months ended September 30, 2015 of $0.1 million relates to the sale of 44,550 shares of Korea Line Corporation (“KLC”) at an average sale price of $21.68 per share that was concluded in the second quarter of 2015. Gain from marketable securities, net, for the nine months ended September 30, 2014 of $11,598 relates to the sale of 6,596 shares of KLC at an average share price of $26.50 per share that was concluded in the second quarter of 2014.

•	Other expenses, net—Other expenses, net, of $0.2 million for the nine months ended September 30, 2015 and September 30, 2014 relate mainly to a special contribution that we recognized in the third quarter of 2015 and 2014 that, according to the Greek Law 4301/2014, represent a voluntary contribution calculated based on the carrying capacity of our fleet, and is payable annually for four fiscal years, until 2017.

•	Interest and finance costs—Interest and finance costs for the nine months ended September 30, 2015 were $8.1 million, compared to $7.0 million for the same period in 2014. The increase in interest and finance costs mainly reflects an increase of $1.3 million in interest charged relating to our Unsecured Notes, and an increase of $0.2 million with respect to the write-off of unamortized financing costs in the nine month period ended September 30, 2015, as compared to the same period in 2014. In the first nine months of 2014, an amount of $1.5 million of unamortized financing costs was written-off relating to the cancellation of the China Development Bank loan facility, as well as the refinancing of the loan agreements with Bank of Scotland and Nordea Bank Finland Plc - dated May 5, 2011 (refer to Notes 5 and 9 to our financial statements included in our Annual Report for the year ended December 31, 2014). In the first nine months of 2015, an amount of $1.7 million of unamortized financing costs was written-off relating to the cancellation of the undrawn portion of the syndicated loan led by Nordea Bank Finland Plc - dated May 6, 2014, as well as the extinguishment of the loans with HSBC Bank Plc and HSH Nordbank AG (refer to Note 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein).

•	Loss on derivatives, net—Loss on derivatives for the nine months ended September 30, 2015 of $0.2 million consists of an unrealized gain of $0.5 million, representing a gain to record at fair value our interest rate swaps for the first nine months of 2015, and realized expenses of $0.7 million incurred from interest rate swaps during the same period. Loss on derivatives for the nine months ended September 30, 2014 of $0.3 million consists of an unrealized gain of $0.4 million, representing a gain to record at fair value our interest rate swaps for the first nine months of 2014, and realized expenses of $0.7 million incurred from interest rate swaps during the same period.

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•	Equity in net income of affiliate—Equity in net income of affiliate for the nine months ended September 30, 2015 was $0.2 million, compared to $0.6 million for the same period in 2014. This decrease is mainly associated with the sale of our investment in Box Ships in the second quarter of 2015 as discussed below, and the decrease in earnings available to common shareholders of Box Ships for the first nine months of 2015, as compared to the same period in 2014.

•	Loss on investment in affiliate—Loss on investment in affiliate of $0.2 million for the nine months ended September 30, 2015 relates to the sale of the total 3,437,500 shares of Box Ships at an average sale price of $0.8542 per share that was concluded in the second quarter of 2015. Loss on investment in affiliate of $5.9 million for the nine months ended September 30, 2014 consists of $0.2 million, relating to the dilution effect from the Company’s non-participation in the public offering of 5,500,000 common shares of Box Ships, which was completed on April 15, 2015, as well as the aggregate impairment in investment in affiliate of $5.6 million, relating to the difference between the fair value and the book value of the investment in Box Ships as of March 31, 2014 and June 30, 2014, which was considered as other than temporary.

•	Net loss—As a result of the above factors, net loss for the nine months ended September 30, 2015, was $95.2 million, compared to net loss of $41.6 million for the nine months ended September 30, 2014.

Cash Flows

Our principal sources of funds for the nine months ended September 30, 2015 have been our cash inflows from the operation of our fleet, proceeds from the sale of vessels, proceeds from the sale of our investment in Box Ships and proceeds from the sale of our shares of KLC. Our principal uses of funds have been capital expenditures for vessels under construction, working capital requirements and principal and interest payments on our debt agreements. Cash and cash equivalents as of September 30, 2015 amounted to $3.9 million, compared to $7.0 million as of December 31, 2014. We define working capital as current assets minus current liabilities. We had a working capital deficit of $151.4 million as of September 30, 2015, compared to the working capital deficit of $1.1 million as of December 31, 2014. The decrease in our working capital is mainly due to the increase in the current portion of long-term debt, net of deferred financing costs, by $137.5 million in the aggregate, due to the classification of our long-term debt as current as of September 30, 2015 (refer to Notes 3 and 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein). It also reflects a decrease in cash and cash equivalents of $3.1 million, a decrease in the current portion of our restricted cash of $3.9 million, a decrease in marketable securities of $1.0 million as a result of the sale of the shares of KLC, and a decrease of $4.8 million in the remaining current assets and current liabilities.

Operating Activities

•	Net cash used in operating activities was $5.7 million for the nine months ended September 30, 2015, compared to $3.7 million for the nine months ended September 30, 2014. The decrease in our net cash from operating activities was mainly due to a lower charter revenue net of commissions by $12.4 million, and an increase in cash paid for interest and finance costs of $0.7 million, partially offset by a decrease in expenses, including voyage expenses, vessel operating expenses, dry-docking expenses, management fees – related party and general and administrative expenses, that in the aggregate amounted to $6.5 million, and an increase in cash flows from changes in other assets and liabilities that in aggregate amounted to $4.6 million.

Investing Activities

•	Net cash from investing activities was $17.7 million for the nine months ended September 30, 2015. This mainly reflects a decrease in our restricted cash of $10.9 million, the net proceeds of $6.1 million from the sale of the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, and the net proceeds from the sale of our investment in Box Ships and the sale of the 44,550 shares of KLC that in the aggregate amounted to $3.9 million, partially offset by the capital expenditures of $3.2 million relating to the construction of our newbuilding vessels. Net cash used in investing activities was $65.6 million for the nine months ended September 30, 2014. This mainly reflects the cash outflows of $63.6 million relating to the delivery of the M/V Proud Seas, the first installments for the Ultramax newbuilding drybulk carriers with Hull numbers DY4050 and DY4052, the first installments for the Kamsarmax newbuilding drybulk carriers with Hull numbers YZJ1144, YZJ1145 and YZJ1142, and the outstanding contractual cost of the 4,800 TEU containership newbuilding that was offset by the net proceeds from the sale of the respective vessel to an unrelated third party in May 2014. It also reflects an increase in our restricted cash of $2.1 million, and the acquisition of other fixed assets of $0.1 million, partially offset by the proceeds from the sale of 6,596 KLC shares of $0.2 million.

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Financing Activities

•	Net cash used in financing activities was $15.2 million for the nine months ended September 30, 2015, which mainly reflects the long-term debt repayments of $14.6 million, and the payment of financing costs of $0.6 million. Net cash from financing activities was $57.0 million for the nine months ended September 30, 2014, which mainly reflects the proceeds from long-term debt of $144.7 million and the net proceeds of $39.7 million from the public offering of 6,785,000 Class A common shares completed in February 2014, offset by the long-term debt repayments of $123.8 million, the cash outflows of $0.2 million relating to the purchase of treasury stock pursuant to the share buyback program that was authorized by our Board of Directors in May 2014, and the payment of financing costs of $3.5 million.

Debt Agreements

For information relating to our debt agreements, please see Note 9 to our financial statements included in our Annual Report for the year ended December 31, 2014 and Note 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of funds are our cash inflows from the operation of our fleet, proceeds from the sale of assets, borrowings under our loan and credit facilities or from our notes offering, and equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet, maintenance costs to ensure the quality of our vessels, their compliance with international shipping standards and environmental laws and regulations, the funding of working capital requirements, principal repayments on loan facilities, and, with the discretion of our Board of Directors and subject to the consent of our lenders, the payment of dividends to our shareholders. Beginning with the first quarter of 2011, our Board of Directors suspended the payment of our quarterly dividend in light of the continued decline of charter rates and the related decline in asset values in the drybulk market. This suspension allows us to retain cash and increase our liquidity. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, restrictions under certain of our loan and credit facilities and other external factors, may limit our ability to pay dividends. See “Item 8. Financial Information—Dividend Policy” of our Annual Report for the year ended December 31, 2014.

On June 25, 2015, a special committee consisting of our five independent directors (“Special Committee”) was assigned to investigate the potential block sale of four vessels of our operating fleet, the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, for the purpose of improving the Company’s liquidity. The Special Committee determined to be in the best interest of the Company and its shareholders to sell the vessel-owning subsidiaries of these vessels to an entity controlled by Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer. In July 2015, the Special Committee and Mr. Bodouroglou agreed to the sale of all of the issued and registered shares of the respective vessel-owning subsidiaries (“Sale Transaction”). The Sale Transaction was based on a mutually agreed value of $63.2 million for the four vessels transferred, net of a commission of 1.00% over such value, payable to Seacommercial. The sale and transfer of the respective vessel-owning subsidiaries were concluded on July 27, 2015.

In connection with the settlement agreement with Commerzbank AG dated December 8, 2015 discussed below, on November 9, 2015, we entered into memoranda of agreement, as further supplemented and amended, for the sale of three vessels of our operating fleet, the M/V Sapphire Seas, the M/V Diamond Seas and the M/V Pearl Seas, to an unrelated third party. The M/V Sapphire Seas and the M/V Diamond Seas were delivered to their new owners in December 2015, while the M/V Pearl Seas was delivered to her new owners in January 2016.

In connection with the settlement agreement with Bank of Ireland dated January 7, 2016 discussed below, on December 1, 2015, we entered into a memorandum of agreement for the sale of the M/V Kind Seas to an unrelated third party. The M/V Kind Seas was delivered to her new owners in January 2016.

8

In addition, on December 23 and December 30, 2015, we entered into memoranda of agreement for the sale of the M/V Deep Seas and M/V Calm Seas, respectively, to an unrelated third party. Both vessels were delivered to their new owners in January 2016.

For information relating to our latest fleet developments, please see Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Furthermore, we have entered into contracts for the construction of drybulk vessels.

In May 2015, we agreed to postpone the delivery of the three Kamsarmax drybulk carriers currently under construction until the first quarter of 2016.

Our current newbuilding contracts consist of two Ultramax drybulk vessels (Hull numbers DY4050 and DY4052) and three Kamsarmax drybulk carriers (Hull numbers YZJ1144, YZJ1145 and YZJ1142) with expected deliveries in the first quarter of 2016. Our current newbuilding contracts have an aggregate cost of $148.2 million, of which $101.7 million remains outstanding as of the date of this report.

On July 31, 2015, we agreed to cancel the available borrowing capacity of up to $78.0 million with respect to the undrawn portion of the syndicated loan facility led by Nordea Bank Finland Plc, as discussed below. Based on our cash flow projections, cash on hand and cash provided by operating activities will not be sufficient to cover the capital expenditures relating to our newbuilding contracts that become due in the twelve-month period ending September 30, 2016. We are currently in negotiations to arrange new debt financing for our newbuilding vessels or extend the deliveries from the shipyards. If we are unable to do so, we may also consider selling the respective newbuilding contracts. Thus, as of June 30, 2015 and September 30, 2015, we assessed as probable the potential sale of the five newbuilding contracts. For information relating to our latest newbuilding contracts developments, please see Note 5 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

On March 27, 2015, we entered into a loan supplemental agreement and agreed to amended terms with Unicredit Bank AG, including the deferral of one and a portion of five of our scheduled quarterly installments due in the second quarter of 2015 through the third quarter of 2016. The deferred amounts will be settled along with the balloon installment. In addition, the then pledged cash under the respective loan agreement was agreed to be utilized against the next principal payments until the final installment on the maturity of the loan. The bank also agreed to waive the minimum liquid assets and the security cover ratio covenants until the final maturity of the loan. On November 27, 2015, the scheduled quarterly installment initially amounted to $0.5 million, plus accrued loan interest of $46,620 was not paid. In December 2015, Unicredit Bank AG gave notice that the lender reserved its rights in connections with any event of default under this loan agreement, and also released $0.4 million of the then pledged cash for working capital purposes. In January 2016, we agreed with Unicredit Bank AG, subject to definitive documentation, to apply the total net proceeds from the sale of the M/V Deep Seas and the M/V Calm Seas, in line with the memoranda of agreement dated December 23 and December 30, 2015, as discussed above, towards the respective loan facility upon the completion of the sale, while the remaining principal amount of $8.3 million will be treated as follows: i) $4.9 million will be written-off, subject to certain conditions, and ii) $3.4 million, plus any accrued interest, will be converted into an unsecured paid-in-kind note (“PIK Note”), with terms in line with those agreed with Bank of Ireland discussed below. The conversion will occur following the completion of the definitive documentation, as well as the receipt of the net sale proceeds of the M/V Deep Seas and the M/V Calm Seas, and the application of such proceeds against the facility.

On May 13, 2015, we entered into an amending and restating agreement with Commerzbank AG, and agreed to defer a portion of our four scheduled quarterly installments due in 2015, and to waive the application of the financial and security cover ratio covenants contained in the facility, effective from December 31, 2014 until December 31, 2015. The deferred amounts will be settled along with the balloon installment. For any amounts deferred, the applicable margin will be 4.5%. We also agreed to a $3.0 million partial prepayment by using the then pledged cash, a portion of which was prepaid in the first quarter of 2015, while the balance was paid upon signing the final documentation in May 2015. In addition, on December 8, 2015, we entered into an agreement with Commerzbank AG for the full and final settlement of the outstanding principal amount of the respective facility of $38.2 million. According to the agreement, the facility will be settled with the total net proceeds from the sale of the mortgaged vessels, namely the M/V Sapphire Seas, the M/V Diamond Seas and the M/V Pearl Seas, in line with the memoranda of agreement dated November 9, 2015, as discussed above. This will result in an aggregate gain from debt extinguishment of $26.5 million, upon the closing of the transaction. In addition, the unamortized financing costs of the respective facility of $0.3 million, which will be written-off in the fourth quarter of 2015.

9

On May 28, 2015, we agreed with Bank of Ireland to defer 50% of the quarterly installments due in 2015 and to waive the financial and security cover ratio covenants contained in the facility, effective from January 1, 2015 until March 31, 2016. The deferred amounts will be settled along with the balloon installment. In addition, on January 7, 2016, we entered into an agreement with Bank of Ireland to apply the total net proceeds from the sale of the M/V Kind Seas, in line with the memorandum of agreement dated December 1, 2015, as discussed above, towards the respective loan facility, while the remaining principal amount of $4.4 million would be treated as follows: i) $2.2 million will be written-off, subject to certain conditions, and ii) $2.2 million, plus any accrued interest, would be converted into an unsecured PIK Note. The conversion occurred following the receipt of the net sale proceeds of the M/V Kind Seas and the application of such proceeds against the facility, in January 2016. The PIK Note is non-amortizing and has a maturity date of December 31, 2020, at which time it will be repaid at par. Interest on the PIK Note will accrue on a quarterly basis at an interest rate equal to the aggregate of 2.5% and the applicable LIBOR, and will be treated as payment-in-kind. Subject to certain restrictions, we will have the option to convert the PIK Note into our Class A common shares, partially or wholly, at any time until the maturity date and based on the twenty-day average closing price of our shares immediately prior to the conversion date.

In June 2015, HSBC Bank Plc agreed to waive the minimum market value adjusted net worth and the security cover ratio covenants for the test period ending March 31, 2015.

On May 29, 2015, the syndicate led by Nordea Bank Finland Plc agreed to reduce the threshold of the security cover ratio covenant from 135% to 110%, effective from January 1, 2015 until March 31, 2015. The syndicate also agreed that any breach of the financial covenants contained in the respective facility for the test period ending March 31, 2015, shall not be deemed as an event of default. In addition, on July 31, 2015, we entered into a loan supplemental agreement and agreed, subject to certain conditions including the initiation of a $4.0 million equity offering, in connection with which proceeds of at least $1.0 million must be received by December 31, 2015, to amended terms with the syndicate led by Nordea Bank Finland Plc, including the deferral of one and a portion of two of its scheduled quarterly installments due in the third quarter of 2015 through the first quarter of 2016. The deferred amounts will be settled along with the balloon installment. As of December 31, 2015, the requirement of receiving proceeds of at least $1.0 million from the above mentioned equity offering was not met and thus, we are currently in discussions with our lender to waive or amend such requirement. We also agreed to cancel the available borrowing capacity of up to $78.0 million with respect to the undrawn portion of the facility for the partial financing of its outstanding newbuilding contracts. In addition, effective from April 1, 2015 until March 31, 2016, the syndicate agreed to waive the application of the ratio of market value adjusted shareholders’ equity to the market value adjusted total assets, to amend the definition of the minimum working capital requirement to include only the trade working capital, to amend the definition of the minimum liquidity requirement to be equal to or greater than $250,000 per vessel owned, and to reduce the threshold of the security cover ratio covenant from 135% to 105%.

On July 27, 2015, following the sale of all of the issued and registered shares of the vessel-owning subsidiaries of the M/V Dream Seas, M/V Gentle Seas, M/V Peaceful Seas and M/V Friendly Seas to an entity controlled by Mr. Michael Bodouroglou as discussed above, we proceeded with the extinguishment of the then outstanding indebtedness with HSBC Bank Plc and HSH Nordbank AG, amounting to $56.4 million in the aggregate.

Following the cancellation of the undrawn portion of the syndicated loan led by Nordea Bank Finland Plc and the extinguishment of the loans with HSBC Bank Plc and HSH Nordbank AG discussed above, we proceeded with the write-off of the unamortized financing costs of the respective facilities of $1.7 million, which is included in Interest and finance costs in the accompanying unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2015, included elsewhere herein.

10

For information relating to our debt agreements, please see Note 9 to our consolidated financial statements included in our Annual Report for the year ended December 31, 2014 and Note 8 our unaudited interim condensed consolidated financial statements included elsewhere herein.

In the second quarter of 2015, we sold the total of 3,437,500 shares of Box Ships at an average sale price of $0.8542 per share. The proceeds from the sale of such shares amounted to $2.9 million.

In addition, in the second quarter of 2015, we sold the total of 44,550 KLC shares at an average sale price of $21.68 per share. The total cash received from the sale of these shares amounted to $1.0 million, net of commissions.

As of September 30, 2015, we had $159.7 million of outstanding indebtedness. In addition, as of September 30, 2015, we were in compliance with the financial and security cover ratio covenants contained in our loan and credit facilities.

Given the current drybulk charter rates, it is probable that we will not be in compliance with several financial and security cover ratio covenants contained in certain of our debt agreements on the next applicable measurement dates in 2015 and 2016. Accordingly, we have presented all our borrowings as current. As a result of the cross default provisions included in our debt agreements, actual breaches existing under our debt agreements could result in defaults under all of our debt and the acceleration of such debt by our lenders. Subsequent to September 30, 2015, we reached agreements for the extinguishment and restructuring of our debt obligations with three of our lenders, as discussed above. We are currently negotiating with the remaining of our lenders to extend the existing waivers of the affected covenants and to restructure the affected debt. Failure to reach an agreement may result in our inability to maintain compliance with the aforementioned covenants on the applicable measurement dates in 2015 and 2016. If this event occurs, we may experience a material adverse effect on our business, financial condition, results of operations and cash flows.

Currently, we have no unused facility available to be drawn down with respect to our loan and credit facilities.

Based on our cash flow projections, cash on hand and cash provided by operating activities will not be sufficient to cover our liquidity needs that become due in the twelve-month period ending September 30, 2016. If current drybulk charter rates remain at today’s low levels and such event occurs, we are currently exploring several alternatives aiming to manage our working capital requirements and other commitments, including additional bank debt and future equity offerings. We may also proceed with the sale of existing vessels and newbuilding contracts.

As management believes that the above mentioned negotiations with its lenders and other planned financing transactions will be successful, the accompanying interim condensed consolidated financial statements were prepared assuming that we will continue as a going concern. Therefore, the accompanying unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event we are unable to continue as a going concern.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and, depending on the prevailing market conditions, the potential selective sale of older vessels. These acquisitions will be principally subject to management’s expectation of future market conditions, as well as our ability to acquire vessels on favorable terms. Our dividend policy will also impact our future liquidity position.

11

We regularly monitor our currency exposure and, from time to time, may enter into currency derivative contracts to hedge this exposure if we believe fluctuations in exchange rates would have a negative impact on our liquidity. As of September 30, 2015, we had no currency derivative contracts.

We have limited our exposure to interest rate fluctuations that will impact our future liquidity position through swap agreements.

Following the extinguishment of the loan facilities with HSH Nordbank AG and HSBC Bank Plc as discussed above, in July 2015, we also proceeded with the cancellation of the respective swap agreements. The cancellation of these swap agreements resulted in an aggregate loss of $0.2 million, which is included in Loss on derivatives, net, in the accompanying unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2015, included elsewhere herein.

For information relating to our swap agreements, please see Notes 10 and 11 to our consolidated financial statements included in our Annual Report for the year ended December 31, 2014 and Notes 9 and 10 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Recent Developments

For information relating to our recent developments, please refer to section “Liquidity and Capital Resources” above and to Note 16 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

12

Updated Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of January 26, 2016.

Operating Drybulk Fleet

Name	Type / No. of Vessels	Dwt	Year Built
Panamax
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Total Panamax	2	148,952
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Priceless Seas	Handysize	37,202	2013
Proud Seas	Handysize	37,227	2014
Total Handysize	4	148,927
Grand Total	6	297,879

Drybulk Newbuildings that we have agreed to acquire

Hull no.	Type / No. of Vessels	Dwt	Expected Delivery
Ultramax
Hull no. DY4050	Ultramax	63,500	Q1 2016
Hull no. DY4052	Ultramax	63,500	Q1 2016
Total Ultramax	2	127,000
Kamsarmax
Hull no. YZJ1144	Kamsarmax	81,800	Q1 2016
Hull no. YZJ1145	Kamsarmax	81,800	Q1 2016
Hull no. YZJ1142	Kamsarmax	81,800	Q1 2016
Total Kamsarmax	3	245,400
Grand Total	5	372,400

13

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

Paragon Shipping Inc.
Condensed Consolidated Balance Sheets
As of December 31, 2014 and September 30, 2015 (unaudited)
(Expressed in United States Dollars - except for share data)
	Notes	December 31, 2014	September 30, 2015
Assets
Current assets
Cash and cash equivalents		7,030,507	3,892,514
Restricted cash	Note 3	6,929,172	3,010,000
Trade receivables, net		7,021,588	2,607,632
Other receivables		1,273,132	1,302,990
Prepaid expenses		503,109	917,402
Due from related parties	Note 4	843,510	-
Inventories		2,131,464	1,356,819
Other assets		-	97,813
Marketable securities	Note 10	955,535	-
Total current assets		26,688,017	13,185,170
Fixed assets
Vessels, net	Note 6	369,032,973	245,588,189
Advances for vessels under construction	Note 5	49,971,703	33,299,383
Other fixed assets, net		922,565	638,215
Total fixed assets, net		419,927,241	279,525,787
Investment in affiliate	Note 7	2,956,250	-
Interest rate swaps	Notes 3, 9, 10	66,475	-
Other assets		6,183	-
Restricted cash	Note 3	6,960,000	-
Total Assets		456,604,166	292,710,957
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable		2,766,734	2,316,093
Accrued expenses		4,012,238	3,429,238
Due to related parties	Note 4	166,354	1,138,430
Interest rate swaps	Notes 3, 9, 10	589,896	75,371
Deferred income		233,245	185,094
Current portion of long-term debt, net of deferred financing costs, current	Notes 2, 3, 8	19,991,791	157,475,890
Total current liabilities		27,760,258	164,620,116
Long-term liabilities
Long-term debt, net of current portion and deferred financing costs, non-current	Notes 2, 3, 8	206,425,996	-
Interest rate swaps	Notes 3, 9, 10	17,369	-
Total long-term liabilities		206,443,365	-
Total Liabilities		234,203,623	164,620,116
Commitments and Contingencies
Shareholders' Equity
Preferred shares, $0.001 par value; 25,000,000 authorized; none issued and outstanding		-	-
Class A common shares, $0.001 par value; 750,000,000 authorized; 24,809,142 and 24,906,642 issued and outstanding at December 31, 2014 and September 30, 2015, respectively	Note 11	24,809	24,907
Class B common shares, $0.001 par value; 5,000,000 authorized; none issued and outstanding		-	-
Additional paid-in capital		535,233,573	535,979,440
Accumulated other comprehensive loss		(150,986)	-
Accumulated deficit		(312,706,853)	(407,913,506)
Total Shareholders' Equity		222,400,543	128,090,841
Total Liabilities and Shareholders' Equity		456,604,166	292,710,957

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

F-2

Paragon Shipping Inc.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss
For the nine months ended September 30, 2014 and 2015
(Expressed in United States Dollars - except for share data)
	Notes	Nine Months Ended	Nine Months Ended
		September 30, 2014	September 30, 2015
Revenue
Charter revenue		41,706,314	28,669,075
Commissions (including related party of $506,724 and $350,625 for the nine months ended September 30, 2014 and 2015, respectively)	Note 4	(2,408,163)	(1,743,624)
Net Revenue		39,298,151	26,925,451
Expenses / (Income)
Voyage expenses, net		10,920,582	5,848,488
Vessels operating expenses (including related party of $901,145 and $965,097 for the nine months ended September 30, 2014 and 2015, respectively)	Note 4	16,357,212	17,034,558
Dry-docking expenses (including related party of $123,840 and $41,967 for the nine months ended September 30, 2014 and 2015, respectively)	Note 4	2,193,110	837,236
Management fees - related party	Note 4	4,885,982	3,807,508
Depreciation	Note 6	13,446,289	13,770,870
General and administrative expenses (including related party of $3,003,443 and $2,472,951 for the nine months ended September 30, 2014 and 2015, respectively)	Note 4	5,037,281	4,467,888
Loss related to assets held for sale	Note 6	-	47,639,830
Impairment loss	Notes 5, 10	15,695,282	19,964,099
Bad debt provisions		-	17,990
(Gain) / loss from sale of assets (net of vessel sale & purchase commissions to related party of $745,000 and $632,000 for the nine months ended September 30, 2014 and 2015, respectively)	Note 4	(402,805)	113,886
(Gain) / loss from marketable securities, net	Note 10	(11,598)	134,529
Other expenses, net	Note 14	210,709	238,419
Operating Loss		(29,033,893)	(86,949,850)
Other Income / (Expenses)
Interest and finance costs		(7,023,173)	(8,061,087)
Loss on derivatives, net	Notes 9, 10	(267,726)	(248,478)
Interest income		16,961	4,052
Equity in net income of affiliate	Note 7	554,982	173,002
Loss on investment in affiliate	Note 7	(5,855,306)	(206,835)
Foreign currency gain		34,146	82,543
Total Other Expenses, net		(12,540,116)	(8,256,803)
Net Loss		(41,574,009)	(95,206,653)

Other Comprehensive Income / (Loss)
Unrealized gain on cash flow hedges	Note 10	131,238	-
Transfer of realized loss on cash flow hedges to “Interest and finance costs”	Note 10	98,656	-
Equity in other comprehensive income of affiliate		16,779	-
Transfer of equity in other comprehensive loss of affiliate to “Loss on investment in affiliate”	Note 7	-	13,779
Unrealized (loss) / gain on change in fair value of marketable securities	Note 10	(43,627)	2,678
Transfer of (gain) / loss on change in fair value of marketable securities to “(Gain) / loss from marketable securities, net”	Note 10	(11,598)	134,529
Total Other Comprehensive Income		191,448	150,986

Comprehensive Loss		(41,382,561)	(95,055,667)

Loss per Class A common share, basic and diluted	Note 13	$(1.78)	$(3.83)
Weighted average number of Class A common shares, basic and diluted	Note 13	23,023,546	24,460,642

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

F-3

Paragon Shipping Inc.
Unaudited Interim Condensed Consolidated Statements of Shareholders' Equity
For the nine months ended September 30, 2014 and 2015
(Expressed in United States Dollars - except for share data)

	Class A Shares
				Accumulated
			Additional	Other
	Number of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Capital	Loss	Deficit	Total
Balance January 1, 2014	17,669,442	17,669	493,803,591	(259,811)	(260,910,672)	232,650,777
Issuance of Class A common shares	6,920,700	6,921	39,734,231	-	-	39,741,152
Cancellation of Class A common shares	(30,000)	(30)	(170,431)	-	-	(170,461)
Issuance of non-vested Class A common share awards	32,000	32	(32)	-	-	-
Share based compensation	-	-	1,607,215	-	-	1,607,215
Net loss	-	-	-	-	(41,574,009)	(41,574,009)
Other comprehensive income	-	-	-	191,448	-	191,448
Balance September 30, 2014	24,592,142	24,592	534,974,574	(68,363)	(302,484,681)	232,446,122
Balance January 1, 2015	24,809,142	24,809	535,233,573	(150,986)	(312,706,853)	222,400,543
Issuance of non-vested Class A common share awards	100,000	100	(100)	-	-	-
Cancellation of non-vested Class A common share awards	(2,500)	(2)	2	-	-	-
Share based compensation	-	-	745,965	-	-	745,965
Net loss	-	-	-	-	(95,206,653)	(95,206,653)
Other comprehensive income	-	-	-	150,986	-	150,986
Balance September 30, 2015	24,906,642	24,907	535,979,440	-	(407,913,506)	128,090,841

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

F-4

Paragon Shipping Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2014 and 2015
(Expressed in United States Dollars - except for share data)
	Nine Months Ended	Nine Months Ended
	September 30, 2014	September 30, 2015

Cash flows from operating activities
Net Loss	(41,574,009)	(95,206,653)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	13,446,289	13,770,870
Loss related to assets held for sale	-	47,639,830
Impairment loss	15,695,282	19,964,099
Loss on investment in affiliate	5,855,306	206,835
(Gain) / loss from sale of assets	(402,805)	113,886
Amortization and write off of financing costs	1,920,687	2,260,808
Bad debt provisions	-	17,990
Share based compensation	1,607,215	745,965
(Gain) / loss from marketable securities, net	(11,598)	134,529
Unrealized gain on interest rate swaps	(388,674)	(465,419)
Equity in net income of affiliate	(554,982)	(173,002)
Changes in assets and liabilities:
Trade receivables, net	2,297,961	4,395,966
Other receivables	(981,596)	(29,858)
Prepaid expenses	(287,528)	(414,293)
Inventories	(1,952,993)	382,783
Due from related parties	(1,463,354)	868,266
Other assets	-	(31,624)
Trade accounts payable	27,211	(380,593)
Accrued expenses	1,651,650	(439,413)
Due to related parties	749,728	972,076
Deferred income	637,624	(48,151)
Net cash used in operating activities	(3,728,586)	(5,715,103)
Cash flow from investing activities
Net proceeds from the sale of assets	9,995,000	6,131,600
Acquisition of vessels and capital expenditures	(73,570,911)	(3,152,752)
Net proceeds from the sale of marketable securities	173,388	958,215
Net proceeds from the sale of investment in affiliate	-	2,936,196
Other fixed assets	(94,236)	(14,016)
(Increase in) / release of restricted cash	(2,101,732)	10,879,172
Net cash (used in) / from investing activities	(65,598,491)	17,738,415
Cash flows from financing activities
Proceeds from long-term debt	144,744,427	-
Repayment of long-term debt	(123,820,534)	(14,596,812)
Purchase of treasury stock	(170,460)	-
Payment of financing costs	(3,480,440)	(564,493)
Proceeds from the issuance of Class A common shares, net	39,741,152	-
Net cash from / (used in) financing activities	57,014,145	(15,161,305)
Net decrease in cash and cash equivalents	(12,312,932)	(3,137,993)
Cash and cash equivalents at the beginning of the period	31,301,957	7,030,507
Cash and cash equivalents at the end of the period	18,989,025	3,892,514

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

F-5

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

1. Basis of Presentation and General Information

Basis of Presentation: Paragon Shipping Inc. (“Paragon”) is a public company incorporated in the Republic of the Marshall Islands on April 26, 2006 and is engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carriers. In December 2006, Paragon established a branch in Greece under the provision of Law 89 of 1967, as amended.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Paragon Shipping Inc. and its wholly-owned subsidiaries (collectively the “Company”) as discussed below as of December 31, 2014 and September 30, 2015.

Vessel Owning Subsidiaries (1):

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Vessel’s Name	Delivery Date	Built	DWT
Trade Force Shipping S.A.	November 15, 2006	Marshall Islands	Deep Seas (2)	December 2006	1999	72,891
Frontline Marine Company	November 15, 2006	Marshall Islands	Calm Seas (2)	December 2006	1999	74,047
Fairplay Maritime Ltd.	November 15, 2006	Marshall Islands	Kind Seas (2)	December 2006	1999	72,493
Donna Marine Co.	July 4, 2007	Marshall Islands	Pearl Seas (2)	August 2007	2006	74,483
Protea International Inc.	July 17, 2007	Liberia	Sapphire Seas (2)	August 2007	2005	53,702
Reading Navigation Co.	July 17, 2007	Liberia	Diamond Seas (2)	September 2007	2001	74,274
Imperator I Maritime Company	September 27, 2007	Marshall Islands	Coral Seas	November 2007	2006	74,477
Canyon I Navigation Corp.	September 27, 2007	Marshall Islands	Golden Seas	December 2007	2006	74,475
Coral Ventures Inc.	August 5, 2009	Liberia	Prosperous Seas	May 2012	2012	37,293
Winselet Shipping And Trading Co. Ltd.	April 6, 2010	Liberia	Precious Seas	June 2012	2012	37,205
Aminta International S.A.	May 5, 2010	Liberia	Priceless Seas	January 2013	2013	37,202
Adonia Enterprises S.A.	May 5, 2010	Liberia	Proud Seas	January 2014	2014	37,227

(1) The vessel owning subsidiaries Paloma Marine S.A., Eris Shipping S.A., Alcyone International Marine Inc. and Neptune International Shipping & Trading S.A. were sold and transferred to an entity controlled by Mr. Michael Bodouroglou, as discussed in Note 6

(2) Refer to Note 6

F-6

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

1. Basis of Presentation and General Information – Continued

Vessel Under Construction Owning Subsidiaries (1):

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Hull Number	Type	Expected Delivery	DWT
Amphitrite Shipping Inc.	June 17, 2013	Liberia	DY4050	Drybulk Carrier	2015	63,500
Mirabel International Maritime Co.	June 17, 2013	Liberia	DY4052	Drybulk Carrier	2015	63,500
Dolphin Sunrise Limited	February 25, 2014	Marshall Islands	YZJ1144	Drybulk Carrier	2016	81,800
Nautilus Investment Limited	February 25, 2014	Marshall Islands	YZJ1145	Drybulk Carrier	2016	81,800
Oceanus Investments Limited	February 25, 2014	Marshall Islands	YZJ1142	Drybulk Carrier	2016	81,800

(1) Refer to Note 5

Non-Vessel Owning Subsidiaries:

Non-Vessel Owning Company	Date of Incorporation	Country of Incorporation
Camelia Navigation S.A.	November 15, 2006	Marshall Islands
Explorer Shipholding Limited	November 15, 2006	Marshall Islands
Epic Investments Inc.	December 21, 2006	Marshall Islands
Opera Navigation Co. (1)	December 21, 2006	Marshall Islands
Ovation Services Inc. (1)	September 16, 2009	Marshall Islands
Irises Shipping Ltd. (1)	October 6, 2009	Marshall Islands
Letitia Shipping Limited (1)	May 4, 2010	Marshall Islands
Nereus Navigation Ltd. (1)	May 4, 2010	Marshall Islands
Ardelia Navigation Limited (1)	June 15, 2010	Liberia
Eridanus Trading Co. (1)	July 1, 2010	Liberia
Delfis Shipping Company S.A. (1)	February 7, 2011	Liberia

(1) In March and April 2015, the Company proceeded with the dissolution of the respective subsidiaries since they were no longer active

F-7

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

1. Basis of Presentation and General Information – Continued

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim condensed consolidated financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2015. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2014 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015 (the “Annual Report”).

The Company outsources the technical and commercial management of its vessels to Allseas Marine S.A. (“Allseas”) and Seacommercial Shipping Services S.A. (“Seacommercial”), both related parties wholly owned by Mr. Michael Bodouroglou, the Company’s Chairman, President and Chief Executive Officer (refer to Note 4).

As of September 30, 2015, Mr. Michael Bodouroglou beneficially owned 28.3% of the Company’s common stock.

2. Significant Accounting Policies

The same accounting policies have been followed in these unaudited interim condensed consolidated financial statements as were applied in the preparation of the Company’s financial statements for the year ended December 31, 2014, except for the presentation of the deferred financing costs discussed below. See Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2014 included in the Company’s Annual Report.

Recent Accounting Pronouncements:

In April 2015, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-03 – Interest – Imputation of Interest to simplify the presentation of debt issuance costs. Current guidance generally requires entities to capitalize costs paid to third parties that are directly related to issuing debt and that otherwise wouldn’t be incurred and present those amounts separately as deferred charges (i.e., assets). However, the discount or premium resulting from the difference between the net proceeds received upon debt issuance and the amount payable at maturity is presented as a direct deduction from or an addition to the face amount of the debt. The new guidance simplifies financial reporting by eliminating the different presentation requirements for debt issuance costs and debt discounts or premiums. Presenting debt issuance costs as assets is inconsistent with FASB Concepts Statement No. 6, Elements of Financial Statements, which states that debt issuance costs cannot be assets because they provide no future economic benefit. Current guidance also conflicts with IFRS, which requires transaction costs, including third-party costs and creditor fees, to be deducted from the carrying value of the financial liability and not recorded as a separate asset.

The guidance is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. Early adoption is permitted.

The Company early adopted the new guidance effective for the financial statements for the fiscal year ending December 31, 2015 and interim periods within this fiscal year and thus presents deferred finance costs, net of accumulated amortization, as a reduction of long-term debt. In order to conform with the current period presentation, the Company has eliminated Deferred finance costs, net and has decreased the amount of Current portion of long-term debt by $722,533 and the amount of Long-term debt by $3,638,418 on the consolidated balance sheet as of December 31, 2014. This reclassification has no impact on the Company’s results of operations, cash flows and net assets for any period.

F-8

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

3. Going Concern

As of September 30, 2015, the Company was in compliance with the financial and security cover ratio covenants contained in its loan and credit facilities, as discussed in Note 8.

Given the current drybulk charter rates, it is probable that the Company will not be in compliance with several financial and security cover ratio covenants contained in certain of its debt agreements on the next applicable measurement dates in 2015 and 2016. As a result of the cross default provisions included in the Company’s debt agreements, actual breaches existing under its debt agreements could result in defaults under all of the Company’s debt and the acceleration of such debt by its lenders. Thus, as of September 30, 2015, the Company has classified its long-term debt, net of deferred financing costs, as current, along with the associated restricted cash and interest rate swap assets and liabilities. Furthermore, based on the Company’s cash flow projections, cash on hand and cash provided by operating activities will not be sufficient to cover the liquidity needs that become due in the twelve-month period ending September 30, 2016. In addition, on November 27, 2015, the scheduled quarterly installment initially amounted to $480,500 and accrued loan interest of $46,620, under the loan agreement with Unicredit Bank AG, was not paid. In December 2015, Unicredit Bank AG gave notice to the Company that the lender reserved its rights in connection with any event of default under this loan agreement, and also released $400,000 of the then pledged cash for working capital purposes. In January 2016, the Company entered into an agreement with its lender, subject to definitive documentation, to restructure the respective facility, as discussed in Note 8.

Subsequent to September 30, 2015, the Company reached agreements for the extinguishment and restructuring of its debt obligations with three of its lenders, as discussed in Note 8. The Company is currently negotiating with the remaining of its lenders to extend the existing waivers of the affected covenants and to restructure the affected debt. The Company is also exploring several alternatives aiming to manage its working capital requirements and other commitments if current drybulk charter rates remain at today’s low levels, including additional bank debt, future equity offerings and potential sale of assets. If the Company is unable to arrange debt financing for its newbuilding vessels or extend the respective deliveries from the shipyards, it is probable that the Company may also consider selling the respective newbuilding contracts. As management believes that the negotiations with its lenders and other planned financing transactions will be successful, the accompanying interim condensed consolidated financial statements were prepared assuming that the Company will continue as a going concern. Therefore, the accompanying unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

F-9

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

4. Transactions with Related Parties

On July 27, 2015, the Company proceeded with the sale and transfer of all of the issued and registered shares of the vessel-owning subsidiaries of the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas to an entity controlled by Mr. Michael Bodouroglou, the Company’s Chairman, President and Chief Executive Officer based on a mutually agreed value of $63,200,000 (refer to Note 6).

Other than the above, the following transactions with related parties occurred during the nine months ended September 30, 2014 and 2015.

(a)	Allseas: The following amounts charged by Allseas are included in the accompanying unaudited interim condensed consolidated statements of comprehensive loss:

	Nine Months Ended September 30,
	2014	2015
Included in Commissions
Charter hire commissions	$506,724	$-

Netted against Gain from sale of assets
Vessel sale & purchase commissions	$745,000	$-

Included in Vessel operating expenses
Superintendent fees	$381,349	$455,704

Included in Dry-docking expenses
Superintendent fees	$123,840	$41,967

Management fees - related party
Management fees (1)	$3,441,573	$3,263,349
Financial accounting and reporting services	564,394	544,159
Loretto agreement	880,015	-
Total Management fees – related party	$4,885,982	$3,807,508

Included in General and administrative expenses
Administrative fees	$28,859	$24,421
Executive services agreement	$2,935,694	$2,417,875

(1) The daily management fee per vessel is subject to adjustment on June 1 of each year based on the official Eurozone inflation rate. Effective June 1, 2015, Allseas management fee was adjusted from €664.46 to €666.45 per vessel per day.

The following amounts charged by Allseas are capitalized and are included in Vessels, net and Advances for vessels under construction in the accompanying condensed consolidated balance sheets: Technical management and superintendent fees relating to newbuilding vessels, pre-delivery services and vessel purchase commissions, which in the aggregate amounted to $3,151,866 and $1,388,005 for the nine months ended September 30, 2014 and 2015, respectively.

Each month, the Company funds a payment to Allseas to cover working capital needs equal to one month of estimated operating expenses. At each balance sheet date, the excess of the amount funded to Allseas over payments made by Allseas for operating expenses is reflected as Due from related parties. As of December 31, 2014 an amount of $843,510 was due from Allseas, while on September 30, 2015, an amount of $370,228 was due to Allseas.

F-10

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

4. Transactions with Related Parties – Continued

(a)	Allseas - Continued

In connection with the at-the-market offering of up to $4,000,000 of Class A common shares discussed in Note 11, effective December 18, 2015, 7,191 Class A common shares were granted to Loretto Finance Inc. (“Loretto”). The fair value of such shares based on the average of the high-low trading price of the shares on December 18, 2015, will be recorded as share based compensation in the fourth quarter of 2015.

In January 2015, the Company’s vessel owning subsidiaries signed amended and restated management agreements with Allseas, according to which a portion of the services that were previously provided by Allseas have been ceased. Pursuant to the terms of the amended and restated management agreements, effective January 2015, Allseas is no longer providing chartering and sale and purchase services, and as such the fees related to these services have been terminated. More specifically, the commissions representing the 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels (“Charter Hire Commission”), and the 1.00% of the price of any vessel bought, constructed or sold on behalf of the Company, calculated in accordance with the relevant memorandum of agreement (“Vessel Commission”) are no longer payable to Allseas.

On May 18, 2015, the Company entered into an amended and restated accounting agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of one year to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated accounting agreement remained unchanged. If the respective agreement is terminated by Allseas either for “good reason” or as a result of “change in control”, as such terms are defined in the agreement, or terminated by the Company without “cause”, as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the “termination date”, as defined in the agreement, and (ii) compensation equal to three years’ annual financial accounting services fee and financial reporting fee then applicable.

On May 18, 2015, the Company entered into an amended and restated executive services agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of five years to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated executive services agreement remained unchanged. If the respective agreement is terminated by Allseas either for “good reason” or as a result of “change in control”, as such terms are defined in the agreement, or terminated by the Company without “cause”, as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the “termination date”, as defined in the agreement, (ii) compensation equal to three years’ annual executive services fee then applicable, and (iii) 3,000,000 of the Company’s common shares, issued for no consideration on the date of termination.

F-11

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

4. Transactions with Related Parties – Continued

(b)	Seacommercial

In January 2015, the Company’s vessel owning subsidiaries signed brokerage services agreements with Seacommercial. Pursuant to the agreements, effective January 2015, Seacommercial provides full brokerage services in exchange for fees representing the 1.25% Charter Hire Commission and the 1.00% Vessel Commission.

The expenses incurred amounted to $0 and $350,625 for the nine months ended September 30, 2014 and 2015, respectively, and are included in Commissions in the accompanying unaudited interim condensed consolidated statements of comprehensive loss.

The balances due to Seacommercial amounted to $0 and $25,051 as of December 31, 2014 and September 30, 2015, respectively.

In the third quarter of 2015, following the sale of all of the issued and registered shares of the vessel-owning subsidiaries of the M/V Dream Seas, M/V Gentle Seas, M/V Peaceful Seas and M/V Friendly Seas to an entity controlled by Mr. Michael Bodouroglou as discussed above, the Company proceeded with the payment of 1.00% Vessel Commission, or $632,000, to Seacommercial, which is included in Loss from sale of assets in the accompanying unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2015.

In December 2015 and January 2016, following the sale of the M/V Sapphire Seas, the M/V Diamond Seas, the M/V Kind Seas and the M/V Pearl Seas discussed in Note 6, the Company proceeded with the payment of a 1.00% Vessel Commission, or $154,750, to Seacommercial. In addition, following the sale of the M/V Deep Seas and the MV Calm Seas discussed in Note 6, 1.00% Vessel Commission, or $58,300, is payable to Seacommercial.

(c)	Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: Rent expense under this lease amounted to $38,890 and $30,655 for the nine months ended September 30, 2014 and 2015, respectively, and is included in General and administrative expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive loss.

(d)	Crewcare Inc. (“Crewcare”)

Manning Agency Agreements: The expenses incurred amounted to $309,796 and $344,393 for the nine months ended September 30, 2014 and 2015, respectively, and are included in Vessel operating expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive loss.

Cadetship Program Agreement: The expenses incurred amounted to $210,000 and $165,000 for the nine months ended September 30, 2014 and 2015, respectively, and are included in Vessel operating expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive loss.

The balances due to Crewcare amounted to $166,354 and $743,151 as of December 31, 2014 and September 30, 2015, respectively.

F-12

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

5. Advances for Vessels under Construction

Advances for vessels under construction relate to the installments paid that were due to the respective shipyard including capitalized expenses.

As of December 31, 2014, the Company’s newbuilding contracts consisted of two Ultramax drybulk carriers (Hull numbers DY4050 and DY4052) and three Kamsarmax drybulk carriers (Hull numbers YZJ1144, YZJ1145 and YZJ1142) with scheduled delivery in 2015.

In May 2015, the Company agreed to postpone the delivery of the three Kamsarmax drybulk carriers currently under construction until the first quarter of 2016.

Based on the Company’s cash flow projections, cash on hand and cash provided by operating activities will not be sufficient to cover the capital expenditures relating to the Company’s newbuilding contracts that become due in the twelve-month period ending September 30, 2016. Furthermore, taking into consideration the cancellation of the undrawn portion of the syndicated loan facility led by Nordea Bank Finland Plc for an amount of up to $78,000,000 relating to the Company’s newbuilding contracts as discussed in Note 8, as of June 30, 2015 and September 30, 2015, the Company assessed as probable the potential sale of the five newbuilding contracts. As a result, an aggregate impairment loss of $19,964,099 was recorded and is included in the accompanying unaudited interim condensed consolidated statement of comprehensive loss for the nine months ended September 30, 2015 (refer to Note 10).

6. Vessels, Net

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance December 31, 2014	$457,244,533	$(88,211,560)	$369,032,973
Sale of vessels	(123,200,995)	13,349,193	(109,851,802)
Depreciation for the period	-	(13,592,982)	(13,592,982)
Balance September 30, 2015	$334,043,538	$(88,455,349)	$245,588,189

All Company’s vessels were first-priority mortgaged as collateral to the loans and credit facilities and related interest rate swaps outstanding as of September 30, 2015.

On June 25, 2015, a special committee consisting of the Company’s five independent directors (“Special Committee”) was assigned to investigate the potential block sale of four vessels of the Company’s operating fleet, the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, for the purpose of improving the Company’s liquidity. The Special Committee determined to be in the best interest of the Company and its shareholders to sell the vessel-owning subsidiaries of these vessels to an entity controlled by Mr. Michael Bodouroglou, the Company’s Chairman, President and Chief Executive Officer. In July 2015, the Special Committee and Mr. Bodouroglou agreed to the sale of all of the issued and registered shares of the respective vessel-owning subsidiaries (“Sale Transaction”). The Sale Transaction was based on a mutually agreed value of $63,200,000 for the four vessels transferred, net of a commission of 1.00% over such value, payable to Seacommercial. The sale and transfer of the respective vessel-owning subsidiaries were concluded on July 27, 2015 (“Sale Transaction Date”). The Sale Transaction did not include the transfer of any current assets and current liabilities existing prior to the Sale Transaction Date, apart from lubricant inventories, directly related to the transfer of the vessels and cash received in advance relating to revenue to be generated subsequent to the Sale Transaction Date.

F-13

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

6. Vessels, Net – Continued

As of June 30, 2015, the Company assessed that all the held for sale criteria were met for the assets and liabilities associated with the Sale Transaction. As of June 30, 2015, the Company reviewed the carrying amount in connection with the fair market value less cost to sell of the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas. The review indicated that such carrying amounts were in excess of the fair value less cost to sell such vessels. Therefore, a loss of $47,639,830 was recorded and is separately reflected in Loss related to assets held for sale in the accompanying unaudited interim condensed consolidated statement of comprehensive loss for the nine months ended September 30, 2015. Furthermore, the Company also reviewed the carrying amount in connection with the fair market value of the liabilities associated with the assets discussed above.

As discussed above, the Sale Transaction was concluded with the sale and transfer of all of the issued and registered shares of the respective vessel-owning subsidiaries, which held the ownerships and other contractual rights and obligations related to each of the sold vessels, including the vessels and their attached time charters. The Company accounted for the Sale Transaction as sale of assets.

In connection with the settlement agreement with Commerzbank AG dated December 8, 2015 discussed in Note 8, on November 9, 2015, the Company entered into memoranda of agreement, as further supplemented and amended, for the sale of three vessels of its operating fleet, the M/V Sapphire Seas, the M/V Diamond Seas and the M/V Pearl Seas, to an unrelated third party. The M/V Sapphire Seas and the M/V Diamond Seas were delivered to their new owners in December 2015, and a loss of approximately $26,500,000 was incurred and will be recorded in the fourth quarter of 2015. The M/V Pearl Seas was delivered to her new owners in January 2016, and a loss related to its sale amounting to approximately $15,300,000 is expected to be incurred and recorded in the fourth quarter of 2015.

In connection with the settlement agreement with Bank of Ireland dated January 7, 2016 discussed in Note 8, on December 1, 2015, the Company entered into a memorandum of agreement for the sale of the M/V Kind Seas to an unrelated third party. The M/V Kind Seas was delivered to her new owners in January 2016, and a loss related to its sale amounting to approximately $18,500,000 is expected to be incurred and recorded in the fourth quarter of 2015.

On December 23 and December 30, 2015, the Company entered into memoranda of agreement for the sale of the M/V Deep Seas and M/V Calm Seas, respectively, to an unrelated third party. Both vessels were delivered to their new owners in January 2016. An aggregate loss related to this sale amounting to approximately $35,300,000 is expected to be incurred and recorded in the fourth quarter of 2015.

F-14

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

7. Investment in Affiliate

The following table is a reconciliation of the Company’s investment in affiliate as presented on the accompanying condensed consolidated balance sheet:

Balance, December 31, 2014	$2,956,250
Equity in net income of affiliate	173,002
Net proceeds from the sale of investment in affiliate	(2,936,196)
Loss on investment in affiliate, excluding transfer of equity in other comprehensive loss of affiliate to losses	(193,056)
Balance, September 30, 2015	$-

As of December 31, 2014, the Company held 3,437,500 shares or 11.0% of Box Ships’ common stock.

In the second quarter of 2015, the Company proceeded with the sale of the total 3,437,500 shares of Box Ships at an average sale price of $0.8542 per share. The net proceeds from the sale of such shares amounted to $2,936,196. A loss on investment in affiliate of $206,835, which consists of the difference between the fair value, as determined by the sale proceeds, and the book value of the shares of Box Ships of $193,056, as well as the previously recognized other comprehensive loss of affiliate of $13,779, was recorded and is included in the accompanying unaudited interim condensed consolidated statement of comprehensive loss for the nine months ended September 30, 2015.

8. Long-Term Debt

Debt	December 31, 2014	September 30, 2015
Loan and credit Facilities	$205,778,738	$134,745,526
Senior unsecured notes due 2021	25,000,000	25,000,000
Total long-term debt	230,778,738	159,745,526
Less: related deferred financing costs	4,360,951	2,269,636
Total long-term debt, net of deferred financing costs	226,417,787	157,475,890
Less: current portion of long-term debt, net of deferred financing costs, current	19,991,791	157,475,890
Long-term debt, net of current portion and deferred financing costs, non-current	$206,425,996	$-

The loan and credit facilities are secured by first-priority mortgages on all the vessels described in Note 1.

Details of the loan and credit facilities as of December 31, 2014 are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2014 included in the Company’s Annual Report.

F-15

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

8. Long-Term Debt – Continued

On March 27, 2015, the Company entered into a loan supplemental agreement and agreed to amended terms with Unicredit Bank AG, including the deferral of one and a portion of five of its scheduled quarterly installments due in the second quarter of 2015 through the third quarter of 2016. The deferred amounts will be settled along with the balloon installment. In addition, the then pledged cash under the respective loan agreement was agreed to be utilized against the next principal payments until the final installment on the maturity of the loan. The bank also agreed to waive the minimum liquid assets and the security cover ratio covenants until the final maturity of the loan. On November 27, 2015, the scheduled quarterly installment initially amounted to $480,500 and accrued loan interest of $46,620 was not paid. In December 2015, Unicredit Bank AG gave notice to the Company that the lender reserved its rights in connection with any event of default under this loan agreement, and also released $400,000 of the then pledged cash for working capital purposes. In January 2016, the Company agreed with Unicredit Bank AG, subject to definitive documentation, to apply the total net proceeds from the sale of the M/V Deep Seas and the M/V Calm Seas, in line with the memoranda of agreement dated December 23 and December 30, 2015, as discussed in Note 6, towards the respective loan facility upon the completion of the sale, while the remaining principal amount of $8,317,750 will be treated as follows: i) $4,885,750 will be written-off, subject to certain conditions, and ii) $3,432,000, plus any accrued interest, will be converted into an unsecured paid-in-kind note (“PIK Note”), with terms in line with those agreed with Bank of Ireland discussed below. The conversion will occur following the completion of the definitive documentation, as well as the receipt of the net sale proceeds of the M/V Deep Seas and the M/V Calm Seas, and the application of such proceeds against the facility.

On May 13, 2015, the Company entered into an amending and restating agreement with Commerzbank AG, and agreed to defer a portion of its four scheduled quarterly installments due in 2015, and to waive the application of the financial and security cover ratio covenants contained in the facility, effective from December 31, 2014 until December 31, 2015. The deferred amounts will be settled along with the balloon installment. For any amounts deferred, the applicable margin will be 4.5%. The Company also agreed to a $3,000,000 partial prepayment by using the then pledged cash, a portion of which was prepaid in the first quarter of 2015, while the balance was paid upon signing the final documentation in May 2015. In addition, on December 8, 2015, the Company entered into an agreement with Commerzbank AG for the full and final settlement of the outstanding principal amount of the respective facility of $38,237,500. According to the agreement, the facility will be settled with the total net proceeds from the sale of the mortgaged vessels, namely the M/V Sapphire Seas, the M/V Diamond Seas and the M/V Pearl Seas, in line with the memoranda of agreement dated November 9, 2015, as discussed in Note 6. This will result in an aggregate gain from debt extinguishment of $26,537,500, upon the closing of the transaction. In addition, the unamortized financing costs of the respective facility of $253,761, which will be written-off in the fourth quarter of 2015.

On May 28, 2015, the Company agreed with Bank of Ireland to defer 50% of the quarterly installments due in 2015 and to waive the financial and security cover ratio covenants contained in the facility, effective from January 1, 2015 until March 31, 2016. The deferred amounts will be settled along with the balloon installment. In addition, on January 7, 2016, the Company entered into an agreement with Bank of Ireland to apply the total net proceeds from the sale of the M/V Kind Seas, in line with the memorandum of agreement dated December 1, 2015, as discussed in Note 6, towards the respective loan facility, while the remaining principal amount of $4,384,750 would be treated as follows: i) $2,192,375 will be written-off, subject to certain conditions, and ii) $2,192,375, plus any accrued interest, would be converted into an unsecured PIK Note. The conversion occurred following the receipt of the net sale proceeds of the M/V Kind Seas and the application of such proceeds against the facility, in January 2016. The PIK Note is non-amortizing and has a maturity date of December 31, 2020, at which time it will be repaid at par. Interest on the PIK Note will accrue on a quarterly basis at an interest rate equal to the aggregate of 2.5% and the applicable LIBOR, and will be treated as payment-in-kind. Subject to certain restrictions, the Company will have the option to convert the PIK Note into its Class A common shares, partially or wholly, at any time until the maturity date and based on the twenty-day average closing price of the Company’s shares immediately prior to the conversion date.

In June 2015, HSBC Bank Plc agreed to waive the minimum market value adjusted net worth and the security cover ratio covenants for the test period ending March 31, 2015.

F-16

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

8. Long-Term Debt – Continued

On May 29, 2015, the syndicate led by Nordea Bank Finland Plc agreed to reduce the threshold of the security cover ratio covenant from 135% to 110%, effective from January 1, 2015 until March 31, 2015. The syndicate also agreed that any breach of the financial covenants contained in the respective facility for the test period ending March 31, 2015, shall not be deemed as an event of default. In addition, on July 31, 2015, the Company entered into a loan supplemental agreement and agreed, subject to certain conditions, to amended terms with the syndicate led by Nordea Bank Finland Plc, including the deferral of one and a portion of two of its scheduled quarterly installments due in the third quarter of 2015 through the first quarter of 2016. The deferred amounts will be settled along with the balloon installment. As of December 31, 2015, the requirement of receiving proceeds of at least $1,000,000 from the above mentioned equity offering was not met and thus, the Company is currently in discussions with its lender to waive or amend such requirement. The Company also agreed to cancel the available borrowing capacity of up to $78,000,000 with respect to the undrawn portion of the facility for the partial financing of its outstanding newbuilding contracts. In addition, effective from April 1, 2015 until March 31, 2016, the syndicate agreed to waive the application of the ratio of market value adjusted shareholders’ equity to the market value adjusted total assets, to amend the definition of the minimum working capital requirement to include only the trade working capital, to amend the definition of the minimum liquidity requirement to be equal to or greater than $250,000 per vessel owned, and to reduce the threshold of the security cover ratio covenant from 135% to 105%.

On July 27, 2015, following the sale of all of the issued and registered shares of the vessel-owning subsidiaries of the M/V Dream Seas, M/V Gentle Seas, M/V Peaceful Seas and M/V Friendly Seas to an entity controlled by Mr. Michael Bodouroglou as discussed in Note 6, the Company proceeded with the extinguishment of the then outstanding indebtedness with HSBC Bank Plc and HSH Nordbank AG, amounting to $56,436,400 in the aggregate.

Following the cancellation of the undrawn portion of the syndicated loan led by Nordea Bank Finland Plc and the extinguishment of the loans with HSBC Bank Plc and HSH Nordbank AG discussed above, the Company proceeded with the write-off of the unamortized financing costs of the respective facilities of $1,716,618, which is included in Interest and finance costs in the accompanying unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2015. As of September 30, 2015, the Company had no unused facility available to be drawn down with respect to its loan and credit facilities.

As of September 30, 2015, the Company was in compliance with the financial and security cover ratio covenants contained in its loan and credit facilities.

Given the current drybulk charter rates, it is probable that the Company will not be in compliance with several financial and security cover ratio covenants contained in certain of its debt agreements on the next applicable measurement dates in 2015 and 2016. As a result of the cross default provisions included in the Company’s debt agreements, actual breaches existing under its debt agreements could result in defaults under all of the Company’s debt and the acceleration of such debt by its lenders. Thus, as of September 30, 2015, the Company has classified its long-term debt, net of deferred financing costs, as current, along with the associated restricted cash and interest rate swap assets and liabilities, as discussed in Note 3. Furthermore, based on the Company’s cash flow projections, cash on hand and cash provided by operating activities will not be sufficient to cover the liquidity needs that become due in the twelve-month period ending September 30, 2016.

Subsequent to September 30, 2015, the Company reached agreements for the extinguishment and restructuring of its debt obligations with three of its lenders, as discussed above. The Company is currently negotiating with the remaining of its lenders to extend the existing waivers of the affected covenants and to restructure the affected debt. The Company is also exploring several alternatives aiming to manage its working capital requirements and other commitments if current drybulk charter rates remain at today’s low levels, including additional bank debt, future equity offerings and potential sale of assets.

F-17

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

9. Interest Rate Swaps

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loan and credit facilities. These interest rate swap transactions fix the interest rates as described below.

As of December 31, 2014 and September 30, 2015, the Company’s outstanding interest rate swaps had a combined notional amount of $56,208,156 and $11,081,688, respectively. Details of the interest rate swap agreements, as of December 31, 2014 and September 30, 2015, are outlined below:

Interest rate swaps - Not qualified for hedge accounting:

Counterparty	Effective date	Termination date	Notional amount As of December 31, 2014	Notional amount As of September 30, 2015	Fixed rate	Floating rate
Unicredit Bank AG (1)	August 27, 2010	August 27, 2015	$25,500,000	$-	2.465%	3-month LIBOR
HSBC Bank Plc (2)	April 10, 2012	April 10, 2017	$4,560,000	$-	1.485%	3-month LIBOR
HSH Nordbank AG (3)	May 8, 2012	May 5, 2017	$9,562,500	$-	1.220%	3-month LIBOR
Nordea Bank Finland Plc (4)	May 4, 2012	March 31, 2017	$5,918,791	$5,556,417	1.140%	3-month LIBOR
Nordea Bank Finland Plc (5)	June 18, 2012	May 4, 2017	$5,885,615	$5,525,271	1.010%	3-month LIBOR
HSH Nordbank AG (6)	August 6, 2012	May 5, 2017	$4,781,250	$-	0.980%	3-month LIBOR
		TOTAL	$56,208,156	$11,081,688

(1) The notional amount reduces by $2,550,000 on a quarterly basis up until the expiration of the interest rate swap.

(2) The notional amount reduces by $120,000 on a quarterly basis up until the expiration of the interest rate swap.

(3) The notional amount reduces by $187,500 on a quarterly basis up until the expiration of the interest rate swap.

(4) The notional amount reduces by $120,792 on a quarterly basis up until the expiration of the interest rate swap.

(5) The notional amount reduces by $120,115 on a quarterly basis up until the expiration of the interest rate swap.

(6) The notional amount reduces by $93,750 on a quarterly basis up until the expiration of the interest rate swap.

As of December 31, 2014 and September 30, 2015, the Company had no interest rate swaps qualified for hedge accounting.

Following the extinguishment of the loan facilities with HSH Nordbank AG and HSBC Bank Plc as discussed in Note 8, in July 2015, the Company also proceeded with the cancellation of the respective swap agreements. The cancellation of these swap agreements resulted in an aggregate loss of $155,300, which is included in Loss on derivatives, net, in the accompanying unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2015.

F-18

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

10. Financial Instruments and Fair Value Disclosures

The carrying values of cash and cash equivalents, restricted cash, trade receivables and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of the credit and loan facilities approximate their carrying value, predominantly due to the variable interest rate nature thereof. Derivative financial instruments are stated at fair values.

The Company’s Notes trade on NASDAQ under the symbol “PRGNL” and therefore are considered Level 1 items in accordance with the fair value hierarchy. As of September 30, 2015, the fair value of the Company’s Notes based on their quoted close price of $9.65 per Note was $9,650,000 in the aggregate.

When the interest rate swap contracts (refer to Note 9) qualify for hedge accounting, the Company recognizes the effective portion of the gain / (loss) on the hedging instruments directly in other comprehensive income / (loss) in the statement of shareholders’ equity, while the ineffective portion, if any, is recognized immediately in current period statement of comprehensive income / (loss). When the interest rate swap contracts do not qualify for hedge accounting, the Company recognizes their fair value changes in current period statement of comprehensive income / (loss).

Information on the location and amounts of derivative fair values in the accompanying condensed consolidated balance sheets and derivative gains / (losses) in the accompanying unaudited interim condensed consolidated statements of comprehensive loss and shareholders’ equity are shown below:

Derivative Instruments – Balance Sheet Location

		December 31, 2014	September 30, 2015
	Balance Sheet Location	Fair Value	Fair Value
Interest rate swaps	Non-Current Assets – Interest rate swaps	(66,475)	-
Interest rate swaps	Current liabilities – Interest rate swaps	589,896	75,371
Interest rate swaps	Long-Term Liabilities – Interest rate swaps	17,369	-
Total derivatives		$540,790	$75,371

Effect of Derivative Instruments designated as hedging instruments

Loss Recognized in Accumulated Other Comprehensive Loss – Effective Portion

	Nine Months Ended September 30,
	2014	2015
Interest rate swaps	$131,238	$-
Total	$131,238	$-

Location of Loss Transferred from Accumulated Other Comprehensive Loss in Statement of Comprehensive Loss – Effective Portion

		Nine Months Ended September 30,
	Location	2014	2015
Interest rate swaps – Realized Loss	Interest and finance costs	$(98,656)	$-
Total		$(98,656)	$-

There was no ineffective portion of the gain / (loss) on the hedging instruments for the nine months ended September 30, 2014 and 2015. No hedge accounting was applicable for the nine month period ended September 30, 2015.

F-19

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

10. Financial Instruments and Fair Value Disclosures – Continued

Effect of Derivative Instruments not designated as hedging instruments

		Nine Months Ended September 30,
	Location of Gain / (Loss) Recognized	2014	2015
Interest rate swaps – Fair value	Loss on derivatives, net	$388,674	$465,419
Interest rate swaps – Realized Loss	Loss on derivatives, net	(656,400)	(713,897)
Net loss on derivatives		$(267,726)	$(248,478)

Financial Instruments and Assets that are measured at fair value on a recurring basis

Interest rate swaps

The fair value of the Company’s interest rate swap agreements (refer to Note 9) is determined using a discounted cash flow approach based on market-based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of the Company’s interest rate swaps as of December 31, 2014 and September 30, 2015.

	Significant Other Observable Inputs (Level 2)
Financial Instruments	December 31, 2014	September 30, 2015
Interest rate swaps – asset	$(66,475)	$-
Interest rate swaps – liability	607,265	75,371
Total	$540,790	$75,371

Marketable securities – shares of Korea Line Corporation (“KLC”):

As of December 31, 2014, the Company held 44,550 KLC shares. The fair value of the KLC shares is based on quoted prices of KLC share of stock (Korea SE: KS) and is considered to be determined through Level 1 inputs of the fair value hierarchy.

During the second quarter of 2015, the Company sold the total of 44,550 KLC shares at an average sale price of $21.68 per share. The total cash received from the sale of these shares amounted to $958,215, net of commissions. A loss from marketable securities, net, of $134,529 was recorded and is included in the accompanying unaudited interim condensed consolidated statement of comprehensive loss for the nine months ended September 30, 2015.

F-20

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

10. Financial Instruments and Fair Value Disclosures – Continued

Financial Instruments and Assets that are measured at fair value on a non-recurring basis

Advances for vessels under construction:

During the nine months ended September 30, 2015, in accordance with the accounting guidance relating to long-lived assets held and used, the Company recognized an impairment loss on the advances for vessels under construction relating to the five newbuilding vessels with Hull numbers DY4050, DY4052, YZJ1144, YZJ1145 and YZJ1142 as discussed in Note 5.

Details for the impairment charge on the advances for vessels under construction are noted in the table below:

	Significant Other Observable Inputs (Level 2)	Loss
Advances for vessels under construction	$33,299,383	$19,964,099

The fair value is based on the Company’s best estimate of the value of the vessels on a time charter free basis, and is supported by the reported resale prices of an independent shipbroker as of September 30, 2015, which are mainly based on recent sales and purchase transactions of similar vessels.

As of December 31, 2014 and September 30, 2015, the Company did not have any assets or liabilities measured at fair value on a recurring or non-recurring basis, other than the ones discussed above and in Note 11 in the Company’s Annual Report.

F-21

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

11. Capital Structure

Share buyback program

On May 12, 2014, the Company’s Board of Directors authorized a share buyback program of up to $10,000,000 for a period of twelve months. Pursuant to the share buyback program, as of December 31, 2014, the Company had purchased and cancelled 30,000 of its common shares at an average price of $5.6820 per share, while no further shares were purchased during the nine months ended September 30, 2015. Following the expiration of the twelve-month period, on May 12, 2015, the share buyback program was ended.

At-the-Market offering of up to $4,000,000 of Class A common shares

On September 4, 2015, the Company entered into an equity distribution agreement with Maxim Group LLC for the offer and sale of up to $4,000,000 of its Class A common shares. The Company may offer and sell the shares from time to time and at its discretion during the next twelve months. The net proceeds of this offering are expected to be used for general corporate purposes, which may include the payment of a portion of the outstanding contractual cost of the Company’s existing newbuilding vessels, and the repayment of debt. Under this offering, no shares were sold until September 30, 2015, while in the fourth quarter of 2015 the Company proceeded with the sale and issuance of 359,543 Class A common shares, resulting in net proceeds of $53,640. In connection with this offering, effective December 18, 2015, 7,191 Class A common shares were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on December 18, 2015, will be recorded as share based compensation in the fourth quarter of 2015.

As of December 31, 2014 and September 30, 2015, the Company had a total of 24,809,142 and 24,906,642 Class A common shares outstanding, respectively, and no other class of shares outstanding.

12. Share Based Payments - Equity incentive plan - Non-vested share awards

A summary of the activity for non-vested share awards for the nine months ended September 30, 2015, is as follows:

	Number of Shares	Weighted Average Fair Value
Non-vested, December 31, 2014	348,500	$4.15
Granted	100,000	1.70
Cancelled	(2,500)	2.83
Non-vested, September 30, 2015	446,000	$3.13

The remaining unrecognized compensation cost amounting to $606,757 as of September 30, 2015, is expected to be recognized over the remaining weighted average period of 0.6 years, according to the contractual terms of those non-vested share awards.

F-22

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

13. Earnings per Share (“EPS”)

The following table sets forth the computation of basic and diluted net loss per share for the nine months ended September 30, 2014 and 2015:

Basic and diluted EPS – Class A common shares – The two class method EPS is calculated as follows:

	Nine Months Ended September 30,
Numerators	2014	2015
Net loss	$(41,574,009)	$(95,206,653)
Less: Net loss attributable to non-vested share awards	653,146	1,628,540
Net loss attributable to common shareholders	$(40,920,863)	$(93,578,113)

Denominators
Weighted average common shares outstanding, basic and diluted	23,023,546	24,460,642

Net loss per common share, basic and diluted	$(1.78)	$(3.83)

Weighted Average Shares – Basic - In calculating basic EPS, the Company includes the effect of vested share awards and Class A common shares issued for exercised stock option awards from the date they are issued or vested.

Weighted Average Shares – Diluted - In calculating diluted EPS, the Company includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In calculating diluted EPS, the following dilutive securities are included in the shares outstanding unless their effect is anti-dilutive:

•	Unvested share awards outstanding under the Company's Stock Incentive Plan
•	Class A common shares issuable upon exercise of the Company's outstanding options

The Company excluded the dilutive effect of 2,800 (September 30, 2014: 2,800) stock option awards and 446,000 non-vested share awards (September 30, 2014: 371,000) in calculating dilutive EPS for its Class A common shares as they were anti-dilutive.

F-23

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

14. Special Contribution

In the third quarter of 2015 and 2014, the Company recognized a charge of $246,022 and $250,283, respectively, in relation to a special contribution. According to the Greek Law 4301/2014, the charge is a voluntary contribution calculated based on the carrying capacity of the Company’s fleet, and is payable annually for four fiscal year, until 2017. The special contribution is included in Other expenses, net in the accompanying unaudited interim condensed consolidated statements of comprehensive loss.

15. Commitments and Contingencies

From time to time the Company is subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As of September 30, 2015, the Company is not aware of any claim or contingent liability, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

Newbuilding Commitments:

Future newbuilding installments based on the non-cancelable newbuilding contracts as of September 30, 2015 are as follows:

To September 30,
2016	$101,700,617
Total	$101,700,617

16. Subsequent Events

Memoranda of Agreement for the Sale of the M/V Sapphire Seas, the M/V Diamond Seas, the M/V Pearl Seas and the M/V Kind Seas

On November 9, 2015, the Company entered into memoranda of agreement, as further supplemented and amended, for the sale of three vessels of its operating fleet, the M/V Sapphire Seas, the M/V Diamond Seas and the M/V Pearl Seas, to an unrelated third party. The M/V Sapphire Seas and the M/V Diamond Seas were delivered to their new owners in December 2015, and a loss of approximately $26,500,000 was incurred and will be recorded in the fourth quarter of 2015. The M/V Pearl Seas was delivered to her new owners in January 2016, and a loss related to its sale amounting to approximately $15,300,000 is expected to be incurred and recorded in the fourth quarter of 2015.

On December 1, 2015, the Company entered into a memorandum of agreement, as further supplemented and amended, for the sale of the M/V Kind Seas to an unrelated third party. The M/V Kind Seas was delivered to her new owners in January 2016, and a loss related to its sale amounting to approximately $18,500,000 is expected to be incurred and recorded in the fourth quarter of 2015.

On December 23 and December 30, 2015, the Company entered into memoranda of agreement for the sale of the M/V Deep Seas and M/V Calm Seas, respectively, to an unrelated third party. Both vessels were delivered to their new owners in January 2016. An aggregate loss related to this sale amounting to approximately $35,300,000 is expected to be incurred and recorded in the fourth quarter of 2015.

For more information, please refer to Note 6.

F-24

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

16. Subsequent Events – Continued

Debt Agreements

On November 27, 2015, the scheduled quarterly installment initially amounted to $480,500 and accrued loan interest of $46,620, under the loan agreement with Unicredit Bank AG, was not paid. In December 2015, Unicredit Bank AG gave notice to the Company that the lender reserved its rights in connection with any event of default under this loan agreement, and also released $400,000 of the then pledged cash for working capital purposes. In January 2016, the Company entered into an agreement with Unicredit Bank AG, subject to definitive documentation, to apply the total net proceeds from the sale of the M/V Deep Seas and the M/V Calm Seas, in line with the memoranda of agreement dated December 23 and December 30, 2015, as discussed above, towards the respective loan facility upon the completion of the sale, while the remaining principal amount of $8,317,750 will be treated as follows: i) $4,885,750 will be written-off, subject to certain conditions, and ii) $3,432,000, plus any accrued interest, will be converted into an unsecured paid-in-kind note, with terms in line with those agreed with Bank of Ireland discussed below. The conversion will occur following the completion of the definitive documentation, as well as the receipt of the net sale proceeds of the M/V Deep Seas and the M/V Calm Seas, and the application of such proceeds against the facility.

On December 8, 2015, the Company entered into an agreement with Commerzbank AG for the full and final settlement of the outstanding principal amount of the respective facility of $38,237,500. According to the agreement, the facility will be settled with the total net proceeds from the sale of the mortgaged vessels, namely the M/V Sapphire Seas, the M/V Diamond Seas and the M/V Pearl Seas, in line with the memoranda of agreement dated November 9, 2015, as discussed above. This will result in an aggregate gain from debt extinguishment of $26,537,500, upon the closing of the transaction. In addition, the unamortized financing costs of the respective facility of $253,761, which will be written-off in the fourth quarter of 2015.

On January 7, 2016, the Company entered into an agreement with Bank of Ireland to apply the total net proceeds from the sale of the M/V Kind Seas, in line with the memorandum of agreement dated December 1, 2015, as discussed above, towards the respective loan facility, while the remaining principal amount of $4,384,750 would be treated as follows: i) $2,192,375 will be written-off, subject to certain conditions, and ii) $2,192,375, plus any accrued interest, would be converted into an unsecured paid-in-kind note. The conversion occurred following the receipt of the net sale proceeds of the M/V Kind Seas and the application of such proceeds against the facility, in January 2016.

For more information, please refer to Note 8.

F-25

Paragon Shipping Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars - except for share data)

16. Subsequent Events – Continued

At-the-Market Offering

In the fourth quarter of 2015, the Company proceeded with the sale and issuance of 359,543 Class A common shares, resulting in net proceeds of $53,640. In connection with the at-the-market offering of up to $4,000,000 of Class A common shares, effective December 18, 2015, 7,191 Class A common shares were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on December 18, 2015, will be recorded as share based compensation in the fourth quarter of 2015.

For more information, please refer to Note 11.

F-26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: January 26, 2016	By:	/s/ Nikolaos Arachovas
	Name:	Nikolaos Arachovas
	Title:	Chief Financial Officer